

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 24, 2009

<u>VIA U.S. MAIL AND FAX (401) 762-0098</u>

W. Gerald Newman
Chief Financial Officer
MultiCell Technologies, Inc.
68 Cumberland Street, Suite 301
Woonsocket, Rhode Island 02895

> **Re:** **MultiCell Technologies, Inc.**
> **Form 10-KSB for the year ended November 30, 2008**
> **Filed March 16, 2009**
> **File No. 001-10221**

Dear Mr. Newman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2008

Financial Statements, page F-1

Note 7 – Convertible Debentures, page F-14

1.   We see that you entered into a Debenture Purchase Agreement with La Jolla Cove Investors on February 27, 2007 and received the first payment of $250,000 on March 7, 2007 pursuant to this agreement. Further, we see that you also entered into a Second Debenture Agreement that same day and received $100,000 pursuant to this agreement. Please tell us how you considered the guidance of SFAS 150, SFAS 133 and EITF 08-4 as part of your accounting for these debentures. As part of your response, please clarify for us whether the monetary value of each debenture is fixed and how the fact that the debentures are convertible into a variable number of your common shares impacts your accounting. Please cite the GAAP accounting guidance upon which you based your accounting and why.

2.   In this regard, we see that you issued a warrant to LJCI to purchase up to 10 million shares of your common stock in connection with the Second Debenture. However, we see from your disclosure on page F-19 that you do not currently have sufficient authorized shares of common stock to meet the commitments underlying the LJCI Warrant. Please clarify for us if you need shareholder approval to increase the number of authorized shares and tell us how you considered paragraph 20 of EITF 00-19 in determining the appropriate accounting for the freestanding warrants.

Management's Annual Report on Internal Control Over Financial Reporting, page 34

3.   We see that you identified material weakness in your internal control over financial reporting, yet you have not made a clear conclusion on the effectiveness of your internal control over financial reporting. Please amend your filing to clearly state your conclusion regarding the effectiveness of the internal control over financial reporting.

Exhibit 31.1

4.   Please note that the certification required by Exchange Act Rule 13a-14(a) should be in exact same language as those in Item 601 of Regulation S-K. As such, in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the period ended February 28, 2009

Exhibit 31

5.   We note that your Form 10-KSB for the year ended November 30, 2008 contained management's report on internal control over financial reporting as required by Item 308T of Regulation S-B. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please file an amendment to the Form 10-Q that includes new, corrected certifications. Refer to Item 601(b)(31) of Regulation S-K.

6.   As previously noted above, the certification required by Exchange Act Rule 13a-14(a) should be in exact same language as those in Item 601 of Regulation S-K. As such, in future filings, please revise your certifications so as not to substitute the "registrant" with the "small business issuer."

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Julie Sherman
Accounting Reviewer